SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Juniper Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

48203R104
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

10,995,415*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

10,995,415*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,995,415*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

*Includes 9,457,900 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,420,185*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,420,185*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,185*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

PN

*Includes 17,564,800 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,420,185*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,420,185*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,420,185*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%

14.	TYPE OF REPORTING PERSON

CO

*Includes 17,564,800 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof.

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of the close of business on January 10, 2014.

ITEM 1.                      Security and Issuer.

This statement relates to the shares of Common Stock, par value $0.00001 (the "Common Stock"), of Juniper Networks, Inc. (the "Issuer").  The Issuer's principal executive office is located at 1194 North Mathilda Avenue, Sunnyvale, California 94089.

ITEM 2.                      Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott" or “we”), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
    EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Singer is a citizen of the United States of America.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$33,511,493
Elliott International Working Capital	$95,747,125

ITEM 4.                      Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities.  EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire and/or may enter into transactions that increase or hedge its economic exposure to the Common Stock without affecting its beneficial ownership.

Elliott believes that the Issuer is significantly undervalued and has expressed its views to the Issuer’s Board of Directors in a presentation that was sent to the Board of Directors on the date hereof.  The presentation is attached hereto as Exhibit 1.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time express their views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take positions or make proposals with respect to potential changes in the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital structure, dividend policy, strategy and plans of the Issuer as a means of enhancing shareholder value or may change their intention with respect to any and all matters referred to in Item 4.  Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.                      Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 505,004,236 shares of Common Stock outstanding as of November 1, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013.

Elliott individually beneficially owns 10,995,415 shares of Common Stock, including 9,457,900 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 2.2% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 20,420,185 shares of Common Stock, including 17,564,800 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 4.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 31,415,600 shares of Common Stock, including 27,022,700 shares of Common Stock underlying options that are exercisable within 60 days of the date hereof, constituting approximately 6.2% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons in the Common Stock during the past sixty (60) days are set forth on Schedule 2 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

ITEM 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 3,675,000 shares of Common Stock at a price of $10.00 per Share, if such right is exercised prior to or on February 22, 2014.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 2,632,900 shares of Common Stock at a price of $13.00 per Share, if such right is exercised prior to or on February 22, 2014.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 1,400,000 shares of Common Stock at a price of $13.00 per Share, if such right is exercised prior to or on March 22, 2014.

Elliott has purchased from counterparties call options that carry the right to call from such counterparties up to 1,750,000 shares of Common Stock at a price of $11.00 per Share, if such right is exercised prior to or on April 19, 2014.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 6,825,000 shares of Common Stock at a price of $10.00 per Share, if such right is exercised prior to or on February 22, 2014.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 4,889,800 shares of Common Stock at a price of $13.00 per Share, if such right is exercised prior to or on February 22, 2014.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 2,600,000 shares of Common Stock at a price of $13.00 per Share, if such right is exercised prior to or on March 22, 2014.

Elliott International has purchased from counterparties call options that carry the right to call from such counterparties up to 3,250,000 shares of Common Stock at a price of $11.00 per Share, if such right is exercised prior to or on April 19, 2014.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.                      Material to be Filed as Exhibits.

Schedule 1 - Joint Filing Agreement

Schedule 2 - Transactions of the Reporting Persons Effected During the Past 60 Days

Exhibit 1 - Elliott Management’s Perspectives

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 13, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Juniper Networks, Inc. dated January 13, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  January 13, 2014

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 2

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
06-Jan-2014	Common Stock	70,000.000000	22.857100
06-Jan-2014	Common Stock	70,000.000000	22.670900
06-Jan-2014	Common Stock	70,000.000000	22.748900
03-Jan-2014	Common Stock	52,500.000000	22.660000
03-Jan-2014	Common Stock	52,500.000000	22.604800
02-Jan-2014	Common Stock	87,500.000000	22.600000
02-Jan-2014	Common Stock	17,500.000000	22.474800
02-Jan-2014	Common Stock	87,500.000000	22.471400
02-Jan-2014	Common Stock	122,500.000000	22.463300
12-Dec-2013	Common Stock	35,000.000000	20.970000
12-Dec-2013	Common Stock	47,201.000000	21.029200
12-Dec-2013	Common Stock	17,500.000000	21.053600
11-Dec-2013	Common Stock	35,000.000000	21.466100
11-Dec-2013	Common Stock	87,500.000000	21.559700
11-Dec-2013	Common Stock	35,000.000000	21.690000
11-Dec-2013	Common Stock	35,000.000000	21.665800
11-Dec-2013	Common Stock	87,500.000000	21.638700
11-Dec-2013	Common Stock	35,000.000000	21.569700
11-Dec-2013	Common Stock	56,000.000000	21.410800
11-Dec-2013	Common Stock	35,000.000000	21.675400
10-Dec-2013	Common Stock	17,500.000000	21.618400
10-Dec-2013	Common Stock	26,250.000000	21.592300
15-Nov-2013	Common Stock	(237,082.000000)	19.840000
15-Nov-2013	Common Stock	(287,000.000000)	19.840000
14-Nov-2013	Common Stock	35,000.000000	18.860000
14-Nov-2013	Common Stock	122,500.000000	19.041700
13-Nov-2013	Common Stock	59,500.000000	19.210500
13-Nov-2013	Common Stock	70,000.000000	19.386100

All of the above transactions were effected on the open market, except as otherwise noted.

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
09-Dec-2013	Common Stock	194,417.000000	21.834000
06-Dec-2013	Common Stock	(1,575,000.000000)	21.670000
06-Dec-2013	Common Stock	140,000.000000	21.419900
06-Dec-2013	Common Stock	35,000.000000	21.430000
05-Dec-2013	Common Stock	37,351.000000	21.199700
05-Dec-2013	Common Stock	70,000.000000	21.344300
05-Dec-2013	Common Stock	43,750.000000	21.100000
04-Dec-2013	Common Stock	35,000.000000	20.869600
04-Dec-2013	Common Stock	70,000.000000	20.420000
04-Dec-2013	Common Stock	79,634.000000	20.696800
03-Dec-2013	Common Stock	27,550.000000	20.339600
02-Dec-2013	Common Stock	35,000.000000	20.327400
27-Nov-2013	Common Stock	595,000.000000	20.278800
27-Nov-2013	Common Stock	22,404.000000	20.277000
26-Nov-2013	Common Stock	26,250.000000	20.283100
26-Nov-2013	Common Stock	70,000.000000	20.340000
26-Nov-2013	Common Stock	26,250.000000	20.264800
26-Nov-2013	Common Stock	52,500.000000	20.319300
25-Nov-2013	Common Stock	70,000.000000	20.423800
22-Nov-2013	Common Stock	112,683.000000	20.489400
21-Nov-2013	Common Stock	15,275.000000	20.019900
21-Nov-2013	Common Stock	35,000.000000	19.950000
21-Nov-2013	Common Stock	35,000.000000	19.997200
20-Nov-2013	Common Stock	(1,750,000.000000)	19.910000
20-Nov-2013	Common Stock	35,000.000000	19.931300
20-Nov-2013	Common Stock	35,000.000000	19.865900
20-Nov-2013	Common Stock	46,168.000000	19.768700
20-Nov-2013	Common Stock	35,000.000000	19.790400
19-Nov-2013	Common Stock	55,096.000000	19.362400
19-Nov-2013	Common Stock	35,000.000000	19.380000
19-Nov-2013	Common Stock	87,500.000000	19.370000
19-Nov-2013	Common Stock	1,106,236.000000	19.261500
19-Nov-2013	Common Stock	262,500.000000	19.283300
18-Nov-2013	Common Stock	17,500.000000	19.725500
18-Nov-2013	Common Stock	122,500.000000	19.686400
15-Nov-2013	Common Stock	35,000.000000	19.858000
15-Nov-2013	Common Stock	9,328.000000	19.881100
15-Nov-2013	Common Stock	35,000.000000	19.886900
15-Nov-2013	Common Stock	70,000.000000	19.915700
15-Nov-2013	Common Stock	35,000.000000	19.846500
15-Nov-2013	Common Stock	(1,400,919.000000)	19.840000
15-Nov-2013	Common Stock	17,500.000000	19.890000
15-Nov-2013	Common Stock	70,000.000000	19.836000
14-Nov-2013	Common Stock	29,486.000000	19.272600
14-Nov-2013	Common Stock	105,000.000000	18.996900
14-Nov-2013	Common Stock	210,000.000000	18.838500
14-Nov-2013	Common Stock	17,500.000000	19.018700
13-Nov-2013	Common Stock	35,000.000000	19.283700
13-Nov-2013	Common Stock	52,500.000000	19.340700
13-Nov-2013	Common Stock	35,000.000000	19.342000
13-Nov-2013	Common Stock	17,309.000000	19.176100
13-Nov-2013	Common Stock	35,000.000000	19.294400
12-Nov-2013	Common Stock	52,500.000000	19.510500
11-Nov-2013	Common Stock	17,500.000000	18.993200
11-Nov-2013	Common Stock	70,000.000000	19.187500
11-Nov-2013	Common Stock	23,625.000000	18.918100
11-Nov-2013	Common Stock	20,125.000000	18.997500

All of the above transactions were effected on the open market, except as otherwise noted.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
06-Jan-2014	Common Stock	130,000.000000	22.748900
06-Jan-2014	Common Stock	130,000.000000	22.670900
06-Jan-2014	Common Stock	130,000.000000	22.857100
03-Jan-2014	Common Stock	97,500.000000	22.660000
03-Jan-2014	Common Stock	97,500.000000	22.604800
02-Jan-2014	Common Stock	162,500.000000	22.471400
02-Jan-2014	Common Stock	162,500.000000	22.600000
02-Jan-2014	Common Stock	227,500.000000	22.463300
02-Jan-2014	Common Stock	32,500.000000	22.474800
12-Dec-2013	Common Stock	65,000.000000	20.970000
12-Dec-2013	Common Stock	32,500.000000	21.053600
12-Dec-2013	Common Stock	87,659.000000	21.029200
11-Dec-2013	Common Stock	65,000.000000	21.466100
11-Dec-2013	Common Stock	65,000.000000	21.690000
11-Dec-2013	Common Stock	65,000.000000	21.675400
11-Dec-2013	Common Stock	104,000.000000	21.410800
11-Dec-2013	Common Stock	65,000.000000	21.569700
11-Dec-2013	Common Stock	162,500.000000	21.559700
11-Dec-2013	Common Stock	65,000.000000	21.665800
11-Dec-2013	Common Stock	162,500.000000	21.638700
10-Dec-2013	Common Stock	32,500.000000	21.618400
10-Dec-2013	Common Stock	48,750.000000	21.592300
09-Dec-2013	Common Stock	361,061.000000	21.834000
06-Dec-2013	Common Stock	(2,925,000.000000)	21.670000
06-Dec-2013	Common Stock	260,000.000000	21.419900
06-Dec-2013	Common Stock	65,000.000000	21.430000
05-Dec-2013	Common Stock	81,250.000000	21.100000
05-Dec-2013	Common Stock	69,366.000000	21.199700
05-Dec-2013	Common Stock	130,000.000000	21.344300
04-Dec-2013	Common Stock	147,892.000000	20.696800
04-Dec-2013	Common Stock	65,000.000000	20.869600
04-Dec-2013	Common Stock	130,000.000000	20.420000
03-Dec-2013	Common Stock	51,163.000000	20.339600
02-Dec-2013	Common Stock	65,000.000000	20.327400
27-Nov-2013	Common Stock	41,606.000000	20.277000
27-Nov-2013	Common Stock	1,105,000.000000	20.278800
26-Nov-2013	Common Stock	48,750.000000	20.283100
26-Nov-2013	Common Stock	130,000.000000	20.340000
26-Nov-2013	Common Stock	97,500.000000	20.319300
26-Nov-2013	Common Stock	48,750.000000	20.264800
25-Nov-2013	Common Stock	130,000.000000	20.423800
22-Nov-2013	Common Stock	209,269.000000	20.489400
21-Nov-2013	Common Stock	65,000.000000	19.997200
21-Nov-2013	Common Stock	28,369.000000	20.019900
21-Nov-2013	Common Stock	65,000.000000	19.950000
20-Nov-2013	Common Stock	65,000.000000	19.790400
20-Nov-2013	Common Stock	(3,250,000.000000)	19.910000
20-Nov-2013	Common Stock	85,742.000000	19.768700
20-Nov-2013	Common Stock	65,000.000000	19.931300
20-Nov-2013	Common Stock	65,000.000000	19.865900
19-Nov-2013	Common Stock	65,000.000000	19.380000
19-Nov-2013	Common Stock	487,500.000000	19.283300
19-Nov-2013	Common Stock	162,500.000000	19.370000
19-Nov-2013	Common Stock	102,321.000000	19.362400
19-Nov-2013	Common Stock	2,054,437.000000	19.261500
18-Nov-2013	Common Stock	227,500.000000	19.686400
18-Nov-2013	Common Stock	32,500.000000	19.725500
15-Nov-2013	Common Stock	(440,294.000000)	19.840000
15-Nov-2013	Common Stock	17,322.000000	19.881100
15-Nov-2013	Common Stock	130,000.000000	19.836000
15-Nov-2013	Common Stock	(533,000.000000)	19.840000
15-Nov-2013	Common Stock	(2,601,705.000000)	19.840000
15-Nov-2013	Common Stock	65,000.000000	19.858000
15-Nov-2013	Common Stock	65,000.000000	19.846500
15-Nov-2013	Common Stock	65,000.000000	19.886900
15-Nov-2013	Common Stock	130,000.000000	19.915700
15-Nov-2013	Common Stock	32,500.000000	19.890000
14-Nov-2013	Common Stock	195,000.000000	18.996900
14-Nov-2013	Common Stock	54,761.000000	19.272600
14-Nov-2013	Common Stock	65,000.000000	18.860000
14-Nov-2013	Common Stock	32,500.000000	19.018700
14-Nov-2013	Common Stock	227,500.000000	19.041700
14-Nov-2013	Common Stock	390,000.000000	18.838500
13-Nov-2013	Common Stock	65,000.000000	19.283700
13-Nov-2013	Common Stock	130,000.000000	19.386100
13-Nov-2013	Common Stock	65,000.000000	19.342000
13-Nov-2013	Common Stock	65,000.000000	19.294400
13-Nov-2013	Common Stock	97,500.000000	19.340700
13-Nov-2013	Common Stock	32,145.000000	19.176100
13-Nov-2013	Common Stock	110,500.000000	19.210500
12-Nov-2013	Common Stock	97,500.000000	19.510500
11-Nov-2013	Common Stock	43,875.000000	18.918100
11-Nov-2013	Common Stock	37,375.000000	18.997500
11-Nov-2013	Common Stock	130,000.000000	19.187500
11-Nov-2013	Common Stock	32,500.000000	18.993200

All of the above transactions were effected on the open market, except as otherwise noted.